Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-187385

Anworth Mortgage Asset Corporation

7.625% Series C Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

Final Term Sheet

January 20, 2015

Issuer	Anworth Mortgage Asset Corporation

Security	7.625% Series C Cumulative Redeemable Preferred Stock

Shares offered	300,000

Over-allotment option	45,000

Type of security	SEC Registered—Registration Statement No. 333-187385 Preliminary Prospectus Supplement, subject to completion, dated January 15, 2015

Trade date	January 20, 2015

Settlement and delivery date	January 27, 2015 (T + 5)

Public offering price	$24.50 per share; $7,350,000.00 total (assuming the over-allotment option is not exercised), or $8,452,500.00 total (assuming the over-allotment option is exercised in full)

Underwriting discounts and commissions	$0.77175 per share; $231,525.00 total (assuming the over-allotment option is not exercised), or $266,253.75 total (assuming the over-allotment option is exercised in full)

Net proceeds to the Issuer, before expenses	$23.72825 per share; $7,118,475.00 total (assuming the over-allotment option is not exercised), or $8,186,246.25 total (assuming the over-allotment option is exercised in full)

Maturity	Perpetual (unless redeemed by the Issuer on or after January 27, 2020, pursuant to the optional redemption right, or redeemed by the Issuer at any time pursuant to the special optional redemption right, or converted by an investor in connection with a Change of Control).

Dividends	Cumulative cash dividends from January 27, 2015 at a rate of 7.625% per year of the $25.00 liquidation preference (equivalent to $1.90625 per share per year). Dividends are payable quarterly in arrears on the 15th day of January, April, July and October of each year, or if such day is not a business day, the next succeeding business day, beginning on April 15, 2015.

Liquidation preference	$25.00 per share

Optional Redemption	Not redeemable prior to January 27, 2020, except as otherwise described in the Issuer’s preliminary prospectus supplement relating to the offering of the Series C Preferred Stock under the caption “Description of Series C Preferred Stock—Special Optional Redemption.” On or after January 27, 2020, the Issuer may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date fixed for redemption, as described in the Issuer’s preliminary prospectus supplement relating to the offering of the Series C Preferred Stock under the caption “Description of Series C Preferred Stock—Redemption—Optional Redemption.”

Share Cap	9.4518

CUSIP	037347 408

ISIN	US0373474081

Joint Book-Running Managers	MLV & Co. LLC JMP Securities LLC

Co-Managers	Ladenburg Thalmann & Co. Inc. Maxim Group LLC Aegis Capital Corp.

The Issuer has filed a registration statement (including a base prospectus dated April 8, 2013) and a preliminary prospectus supplement, dated January 15, 2015, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request them from MLV & Co. LLC by calling toll-free 1-888-344-2272 or JMP Securities LLC by calling collect 1-415-835-8985.

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